Exhibit 99.2

COMPUGEN LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

U.S. DOLLARS IN THOUSANDS

UNAUDITED

- - - - - - - - - - - - -

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2020	2019
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$12,490	$9,187
Restricted cash	620	652
Short-term bank deposits	122,956	34,040
Other accounts receivable and prepaid expenses	1,088	1,121

Total current assets	137,154	45,000

NON-CURRENT ASSETS:
Long-term prepaid expenses	1,219	693
Severance pay fund	2,513	2,485
Operating lease right to use asset	3,012	3,247
Property and equipment, net	2,022	2,338

Total non-current assets	8,766	8,763

Total assets	$145,920	$53,763

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2020	2019
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,111	$1,088
Short-term deferred participation in R&D expenses	750	774
Current maturity of operating lease liability	519	600
Other accounts payable and accrued expenses	5,682	4,357

Total current liabilities	8,062	6,819

NON- CURRENT LIABILITIES:
Long-term deferred participation in R&D expenses	2,421	2,691
Long term operating lease liability	2,788	2,978
Accrued severance pay	3,182	2,954

Total non-current liabilities	8,391	8,623

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 5)

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: 200,000,000 shares authorized at June 30, 2020 and December 31, 2019; 82,694,209 and 67,922,836 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	227	187
Additional paid-in capital	500,792	396,312
Accumulated deficit	(371,552)	(358,178)

Total shareholders' equity	129,467	38,321

Total liabilities and shareholders' equity	$145,920	$53,763

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2020	2019
	Unaudited

Operating expenses:
Research and development expenses, net	$9,159	$11,205
Marketing and business development expenses	414	388
General and administrative expenses	4,607	3,928

Total operating expenses	14,180	15,521

Financial and other income, net	806	414

Loss before taxes on income	13,374	15,107
Taxes on income	-	722

Net loss	$13,374	$14,385

Basic and diluted net loss per share	$0.18	$0.24

Total comprehensive loss	$13,374	$14,385

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	75,774,881	60,747,948

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares			Additional paid-in	Accumulated	Total shareholders'
	Number	Amount		capital	deficit	equity

Balance as of January 1, 2019	59,849,784	$164		$367,920	$(330,841)	$37,243

Options exercised	123,412	*	)	396	-	396
Issuance of shares, net	1,982,796	6		7,247	-	7,253
Stock-based compensation relating to options issued to employees, directors and non-employees	-	-		1,288	-	1,288
Net loss	-	-		-	(14,385)	(14,385)

Balance as of June 30, 2019 (unaudited)	61,955,992	$170		$376,851	$(345,226)	$31,795

Balance as of January 1, 2020	67,922,836	$187		$396,312	$(358,178)	$38,321

Options exercised	2,450,973	6		12,790	-	12,796
Warrants exercised	3,504,061	10		16,599	-	16,609
Issuance of shares, net	8,816,339	24		74,123	-	74,147
Stock-based compensation relating to options issued to employees, directors and non-employees	-	-		968	-	968
Net loss	-	-		-	(13,374)	(13,374)

Balance as of June 30, 2020 (unaudited)	82,694,209	$227		$500,792	$(371,552)	$129,467

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2020	2019
	Unaudited
Cash flows from operating activities:
Net loss	$(13,374)	$(14,385)

Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation	968	1,288
Depreciation	377	561
Increase in severance pay, net	200	15
Gain from property and equipment disposal	-	(148)
Decrease in operating lease right of use asset	235	559
Decrease (increase) in interest receivables from short-term bank deposits	(316)	60
Decrease in other accounts receivable and prepaid expenses	40	231
Decrease (increase) in long-term prepaid expenses	(526)	11
Increase (decrease) in trade payables	70	(1,860)
Increase (decrease) in and other accounts payable and accrued expenses	1,325	(2,165)
Decrease in operating lease liability	(271)	(316)
Decrease in deferred participation in R&D expenses	(294)	(265)

Net cash used in operating activities	(11,566)	(16,414)

Cash flows from investing activities:
Proceeds from maturity of short-term bank deposits	15,500	29,603
Investment in short-term bank deposits	(104,100)	(21,200)
Purchase of property and equipment	(108)	(29)
Proceeds from sales of property and equipment	-	284

Net cash provided by (used in) investing activities	(88,708)	8,658

Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net	74,147	7,123
Proceeds from exercise of warrants	16,609	-
Proceeds from exercise of options	12,789	396

Net cash provided by financing activities	103,545	7,519

Increase (decrease) in cash, cash equivalents and restricted cash	3,271	(237)
Cash, cash equivalents and restricted cash at the beginning of the period	9,839	6,466

Cash, cash equivalents and restricted cash at the end of the period	$13,110	$6,229

Supplemental disclosure of non-cash investing and financing activities:

Purchase of property and equipment	$47	$64
Receivables on account of shares	$7	$130

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-GENERAL

a.Compugen (the "Company") is a clinical-stage, therapeutic discovery and development company utilizing its proprietary computational discovery platforms to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. The Company’s innovative immuno-oncology pipeline consists of three clinical stage programs, targeting immune checkpoints the Company discovered computationally, COM701, BAY 1905254 and COM902. The Company’s therapeutic pipeline also includes early-stage immuno-oncology programs focused largely on myeloid targets. The innovative immuno-oncology pipeline, the strategic collaborations and the Company’s computational discovery engine serves as the three key corporate building blocks.

b.The Company is headquartered in Holon, Israel. Its clinical development activities operate from its U. S. subsidiary in South San Francisco, California.

c.On August 5, 2013, the Company entered into a Research and Development Collaboration and License Agreement ("Bayer Agreement") with Bayer Pharma AG ("Bayer") for the research, development, and commercialization of antibody-based therapeutics against two novel Compugen-discovered immune checkpoint regulators.

Under the terms of the Bayer Agreement, the Company received an upfront payment of $10,000, and, following the return of the CGEN 15022 program in 2017, is eligible to receive an aggregate of over $250,000 in potential milestone payments, not including aggregate milestone payments of approximately $23,000 received to date. Additionally, the Company is eligible to receive mid to high single digit royalties on global net sales of any approved products under the collaboration.

Pursuant to the terms of Bayer Agreement, BAY 1905254 program (formerly CGEN-15001T) was transferred to Bayer’s full control for further preclinical and clinical development activities, and worldwide commercialization under milestone and royalty bearing licenses from Compugen.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-GENERAL (Cont.)

d.Effective March 30, 2018, the Company entered into an exclusive license agreement with MedImmune Limited, the global biologics research and development arm of AstraZeneca ("AstraZeneca") to enable the development of bi-specific and multi-specific immuno-oncology antibody products. Under the terms of the agreement, Compugen provided an exclusive license to AstraZeneca for the development of bi-specific and multi-specific antibody products derived from a Compugen pipeline program. AstraZeneca has the right to create multiple products under this license and will be solely responsible for all research, development and commercial activities under the agreement. Compugen received a $10,000 upfront payment and is eligible to receive up to $200,000 in development, regulatory and commercial milestones for the first product as well as tiered royalties on future product sales. If additional products are developed, additional milestones and royalties would be due to Compugen for each product.

e.On October 10, 2018, the Company entered into a Master Clinical Trial Collaboration Agreement (the "Master Clinical Agreement") with Bristol-Myers Squibb Company ("Bristol-Myers Squibb") to evaluate the safety and tolerability of Compugen’s COM701 in combination with Bristol-Myers Squibb’s programmed death-1 (PD-1) immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors. Pursuant to the Master Clinical Agreement, Compugen is responsible for and will continue sponsoring the ongoing two-part Phase 1 trial, which includes the evaluation of the combination of COM701 and Opdivo®.

On February 14, 2020, the Master Clinical Agreement with Bristol-Myers Squibb was amended to include a triple combination clinical trial to evaluate the safety, tolerability and antitumor activity of COM701 in combination with Opdivo® (nivolumab), and Bristol-Myers Squibb’s antibody targeting TIGIT known as BMS-986207, in patients with advanced solid tumors, instead of the planned expansion of the combined therapy study designed to evaluate the dual combination of COM701 and Opdivo®.

Pursuant to the Master Clinical Agreement, as amended, the Company will sponsor the two-part Phase 1/2 trial, which includes the evaluation of the triple combination of COM701, Opdivo® and BMS-986207, in patients with advanced solid tumors where Bristol-Myers Squibb will provide Opdivo® and BMS-986207 at no cost to the Company for the combination arm of this trial and the Company will be responsible for all costs associated with the study that it is conducting.

In conjunction with the signing of the Master Clinical Agreement, Bristol-Myers Squibb made a $12,000 investment in Compugen, see Note 5a.

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2019. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2019, are applied consistently in these interim consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Operating results for the six-month period ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ended December 31, 2020.

NOTE 4:-COMMITMENTS AND CONTINGENCIES

a.The Company provided bank guarantees in the amount of $633 in favor of its offices in Israel, car leases in Israel and credit card security for its U.S. subsidiary. The Company also provided guarantee for the benefit of the landlord of its subsidiary’s old premises, to secure obligations of its sublessee toward its landlord. The subsidiary’s old lease term ends on May 31, 2021.

b.The Company received in the past grants from the office of the Israel Innovation Authority of the Israeli Ministry of Industry, Trade and Labor, formerly known as the Office of the Chief Scientist, ("IIA"). The Company is not obligated to repay any amounts received from the IIA if it does not generate any income from products which incorporate technologies which were funded by such research program(s).

If income is generated from products which incorporate technologies which were funded by a research program, the Company is committed to pay royalties at a rate of between 3% to 5% of future revenue generated from products that incorporate technologies that were funded by such research program(s), up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum amount to be repaid is 100% plus interest at LIBOR).

As of June 30, 2020, the Company's aggregate contingent obligations for payments to IIA, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled $9,281.

c.On June 25, 2012, the Company entered into an Antibodies Discovery Collaboration Agreement (the "Antibodies Discovery Agreement") with a U.S. antibody technology company ("mAb Technology Company"), providing an established source for fully human mAbs. Under the Antibodies Discovery Agreement, the mAb Technology Company will be entitled to certain royalties that could be eliminated upon payment of certain one-time fees (all milestone and royalties payments referred together as "Contingent Fees"). For the six-month periods ended June 30, 2020 and 2019, the Company incurred Contingent Fees in the amounts of $500 and $0, respectively.

d.On May 9, 2012, the Company entered into agreement (the "May 2012 Agreement") with a U.S. Business Development Strategic Advisor ("Advisor") for the purpose of entering into transactions with Pharma companies related to selected Pipeline Program Candidates. Under the agreement the Advisor shall be entitled to 4% of the cash considerations that may be received under such transactions. In 2014, the May 2012 Agreement was terminated, except with respect to certain payments arising from the Bayer Agreement which survive termination until August 5, 2025.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-COMMITMENTS AND CONTINGENCIES (Cont.)

For the six months ended June 30, 2020 and 2019, the Company had not paid and accrued expenses related to this agreement.

e.Effective as of January 5, 2018, the Company entered into a Commercial License Agreement (“CLA”) with a European cell line development company. Under the agreement the Company is required to pay an annual maintenance fee, certain amounts upon the occurrence of specified milestones events, and 1% royalties on annual net sales with respect to each commercialized product manufactured using the company’s cell line. Royalties due under the CLA are creditable against the annual maintenance fee. In addition, the Company may at any time prior to the occurrence of a specific milestone event buy-out the royalty payment obligations in a single fixed amount. For the six-month periods ended June 30, 2020 and 2019, the Company incurred milestone payments in the amounts of $52 and $0, respectively.

NOTE 5:-SHAREHOLDERS' EQUITY

a.Issuance of Shares:

On May 25, 2018, the Company entered into a sales agreement with Cantor Fitzgerald & Co. ("Cantor"), as sales agent, pursuant to which the Company was entitled to offer and sell, from time to time through Cantor, ordinary shares, par value NIS 0.01 per share, of the Company (the "Ordinary Shares"), under an At-the-Market ("ATM") program, having an aggregate offering price of up to $25,000 (the "ATM Shares"). Any ATM Shares offered and sold were issued pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-213007) and the related prospectus previously declared effective by the Securities and Exchange Commission (the "SEC") on October 11, 2016 (the "Registration Statement"), as supplemented by a prospectus supplement, dated May 25, 2018. As of December 31, 2019, 7,245,268 shares were issued and sold under the ATM, with proceeds of approximately $22,914 (net of $781 issuance expenses). The program was terminated in 2019.

On June 14, 2018, the Company entered into agreements in connection with a registered direct offering (the "Offering") of an aggregate of 5,316,457 Ordinary Shares (the "RD Shares") of the Company together with accompanying warrants to purchase an aggregate of up to 4,253,165 Ordinary Shares (the "Warrants") at a combined offering price of $3.95 per RD Share and accompanying Warrant. The Warrants are exercisable at a price of $4.74 per Ordinary Share and expire five years from the date of issuance. The Offering was made pursuant to the Company’s Registration Statement. The RD Shares were issued and the Warrants were granted on June 19, 2018 following the closing of the Offering. Immediate proceeds from the Offering were $19,767 (net of $1,233 issuance expenses).

During the six-month period ended June 30, 2020, warrants to purchase an aggregate of 3,504,061 Ordinary Shares were exercised with proceeds of approximately $16,609 and warrants to purchase up to 749,104 Ordinary Shares remain outstanding.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-SHAREHOLDERS' EQUITY (Cont.)

On October 10, 2018, the Company entered into a Master Clinical Trial Collaboration Agreement with Bristol-Myers Squibb to evaluate the safety and tolerability of the Company’s COM701 in combination with Bristol-Myers Squibb’s programmed death-1 (PD-1) immune checkpoint inhibitor Opdivo® (nivolumab), in patients with advanced solid tumors. In conjunction with the Master Clinical Agreement, Bristol-Myers Squibb made a $12,000 equity investment in the Company. Under the terms of the securities purchase agreement, Bristol-Myers Squibb purchased 2,424,243 ordinary shares of the Company at a purchase price of $4.95 per share. The share price represents a 33% premium over the average closing price of Compugen’s ordinary shares for twenty (20) Nasdaq trading days prior to the execution of the securities purchase agreement. The investment closed on October 12, 2018.

The premium over the fair market value in the amount of $4,121 represents the relative fair value of deferred participation of Bristol-Myers Squibb in R&D expenses which will be amortized over the period of the clinical trial based on the progress in the R&D, in accordance with ASC 808 "Collaborative Arrangements" and $7,788 (net of $91 issuance expenses) were considered equity investment.

In March 2020, the Company entered into an underwriting agreement with SVB Leerink LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters relating to the issuance and sale in a public offering of 8,333,334 of the Company's ordinary shares at a price to the public of $9.00 per share (and a price of $8.46 per share to the underwriters). Such shares were issued on March 16, 2020. In addition, the Company granted the underwriters a 30-day option to purchase additional ordinary shares at the price set forth above. On April 14, 2020, the Company issued and sold, pursuant to that underwriting agreement an additional 483,005 ordinary shares pursuant to the underwriters’ option specified above. The Company sold a total of 8,816,339 ordinary shares in the offering with proceeds of $74,147 (net of $5,200 issuance expenses).

b.Stock based compensation:

During the six-month period ended June 30, 2020, the Company's Board of Directors granted 183,000 options to purchase ordinary shares of the Company to employees. The exercise prices for such options range from $6.15 to $9.02 per share, with vesting to occur in up to four years.

The following table presents the assumptions used to estimate the fair value of the options granted in the periods presented:

	Six months ended June 30,
	2020	2019
	Unaudited

Volatility	55%-59%	54%-55%
Risk-free interest rate	0.5%-1.6%	2.2%-2.5%
Dividend yield	0%	0%
Expected life (years)	5.0-5.1	4.9-5.1

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-SHAREHOLDERS' EQUITY (Cont.)

Weighted average fair value of options granted during the six-month periods ended June 30, 2020 and 2019 were $3.10 and $1.82, respectively.

During the six-month periods ended June 30, 2020 and 2019, the Company recorded share based compensation in a total amount of $968 and $1,288, respectively.

As of June 30, 2020, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $4,016 which is expected to be recognized over a weighted average period of approximately 2.67 years.

For the six months ended June 30, 2020 and 2019, the total weighted average number of shares related to outstanding options and warrants excluded from the calculations of diluted net loss per share were 7,984,232 and 12,822,249, respectively.

NOTE 6:-TAXES ON INCOME

In May 2019 the Company received a refund of withholding taxes on the Bayer milestones from the German tax authorities in the amount of $722. The refund is presented as income tax benefit in the consolidated statements of comprehensive loss.

NOTE 7:-FINANCIAL AND OTHER INCOME, NET

	Six months ended June 30,
	2020	2019
	Unaudited

Interest income	$878	$468
Exchange rate differences and other	(72)	(54)

Financial and other income, net	$806	$414

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties:

	June 30, 2020	December 31, 2019
	Unaudited

Trade payables (a)	$0	$104

Related parties' expenses:

	Six months ended June 30,
	2020	2019
	Unaudited

Amounts charged to:

Research and development expenses (a)	$0	$99

(a)

For the six-month period ended June 30, 2019, the Company incurred expenses for research and development services provided by related party for cancer studies in animal models, and breeding and maintenance of animals (mice) to support such studies. Since January 1, 2020, such party is not considered related party anymore.